SLABSWORK LLC

A California Limited Liability Company

AMENDED AND RESTATED OPERATING AGREEMENT

Dated as of July 12th, 2023

SLABSWORK LLC

TABLE OF CONTENTS

SLABSWORK LLC

AMENDED AND RESTATED OPERATING AGREEMENT

This Amended and Restated Operating Agreement (the "Agreement") of SLABSWORK LLC, dated and effective as of July 12th, 2023, is adopted by, and executed and agreed to, for good and valuable consideration, by the parties listed on Schedule A to this Agreement and each other Person who becomes a Member (collectively, the "Members") and in accordance with the terms of this Agreement. This Agreement amends the prior Operating Agreement dated June 21st, 2022.

ARTICLE I

ORGANIZATION

1.01. Formation. The Members agree to form a limited liability company (the "Company") pursuant to the Beverly-Killea Limited Liability Company Act (the "Act"). The Members will cause to be filed the Articles of Organization of the Company as appropriate to form a limited liability company under California law.

1.02. Name. The Company shall operate under the name SLABSWORK LLC or such other name as the Manager from time to time may select.

1.03. Principal Office. The Company shall continuously maintain an office and registered agent in the State of California, as required by the Act. The office of the Company shall be located at the office of the initial registered agent named in the Articles of Organization or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by law.

1.04. Purposes. The purpose of the Company is to conduct any lawful business activity or investment purpose for which limited liability companies may be organized under the laws of the state of California.

1.05. Term. The Company commenced as a limited liability company upon the filing of its Articles of Organization on October 27th, 2021, and shall continue until terminated as provided below.

1.06. Capitalized Terms. Unless otherwise provided, capitalized terms used in this Agreement shall have the meaning assigned to them in Article 11.

ARTICLE II

MANAGEMENT

2.01. Management of Company Affairs. The Company shall be managed by its Manager. The Manager may, but need not, be a Member. A Manager may be selected or removed at any time by Members owning at least 50% of the Units owned by Members. The Members select Albert Young and Tim Juang as the initial Managers. The signature of the Manager shall be sufficient to bind the Company and no third party need inquire into the authority of the Manager to bind the Company. A Manager may resign at any time by written notice to the Members. Whenever no Manager is acting, and except as otherwise specifically required, any action may be taken or decision effected by Members owning at least 50% of the Units owned by Members. The Manager and the Members agree not to take any action to bind the Company except in accordance with this Agreement.

2.02. **Authority of Manager.** Except as otherwise expressly provided herein, the Manager is authorized:

(a) To vote or give proxies to vote any stock or other voting security, to exercise management rights as a general partner or as a manager or member of a limited liability company, and to enter into or oppose, alone or with others, voting trusts, mergers, consolidations, foreclosures, liquidations, reorganizations or other changes in the financial structure of any business organization or buy-sell, stock restriction or stock redemption agreement.

(b) To expend Company funds or to borrow as the Manager deems appropriate.

(c) To collect obligations payable to the Company and take any lawful means for the recovery thereof by legal process or otherwise, and to execute and deliver a satisfaction and release therefore, together with the right to compromise any claim.

(d) To perform all of the Company's obligations under any arrangement entered into by the Company.

(e) To select and retain accountants, attorneys and other advisers (including property managers) to provide services for the Company.

(f) To execute, acknowledge and deliver any and all instruments to effectuate the foregoing.

(g) To take any other action deemed desirable by the Manager to further the purposes of the Company.

2.03. **Fiduciary Duties.** The Manager is a fiduciary, and shall consider the interests of the Company and the Members in exercising the powers of that office.

2.04. **Compensation.** The Managers may be paid reasonable compensation for services rendered to the Company and shall be reimbursed for any expense properly incurred on behalf of the Company.

2.05. **Books and Records.** The Company's books and records shall be maintained by the Managers at the principal office of the Company and shall reflect clearly and accurately all transactions and other matters relative to the Company's activities as are usually maintained for similar activities.

2.06. Registration of Assets. Company cash and cash equivalents shall be held in one or more bank, brokerage or other investment accounts established in the name of the Company. Any other Company asset may be held either in the name of the Company or in the name of any Manager or Member as nominee, provided, that the Manager or nominee Member first files a written statement with the books and records of the Company acknowledging the nominee relationship and describing the Company asset to be held in the Manager or nominee Member's name. If the statement is properly filed, the Company shall be responsible to the Manager or nominee Member in holding legal title to the asset.

2.07. Tax Matters Partner. Albert Young shall be the Company's Tax Matters Partner as defined in Code Section 6231(a)(7). The Managers may appoint a new Tax Matters Partner who shall be a Member and who shall act at the direction of the Managers.

2.08. Accounting Conventions. The Company shall keep its accounting records and shall report its income for income tax purposes on a calendar year basis using such method of accounting as the Manager shall determine.

ARTICLE III

ADMISSIONS AND CAPITAL CONTRIBUTIONS

3.01. Initial Capital Contributions. The Members each have made initial Capital Contributions to the Company in the amounts and of the assets set forth in Schedule A, and have each received Units in the amount set forth in Schedule A.

3.02. Admission of New Members. A Family Member may be admitted to the Company as a Member as follows:

(a) **Transferee of Units.** If the Family Member receives Units in a Transfer permitted under Article 6, the Family Member shall be admitted to the Company as a Member on signing a Joinder Agreement.

(b) **Additional Capital Contributions.** If the Manager determines that a Family Member should be admitted and issued Units in exchange for a capital contribution, the Manager shall notify all Members of the capital contribution proposed to be made by the Family Member. After the procedures of paragraph 3.03 have been completed, the Family Member shall be admitted on contributing only that portion, if any, of the capital contribution not contributed by Members in exchange for an appropriate number of Units and signing a Joinder Agreement.

Any other person may be admitted as a Member (1) as provided in Article 6, or (2) with the approval of all Members and completion of the procedures of paragraph 3.03, on contributing that portion, if any, of the capital contribution not contributed by Members in exchange for an appropriate number of Units and signing a Joinder Agreement.

3.03. Additional Contributions. No Member shall be required to make any capital contribution in addition to that Member's initial capital contribution. The Manager may, in the Manager's discretion, offer all of the Members the opportunity to make additional Capital

Contributions to the Company in exchange for a capital contribution under paragraph 3.02. Each Member shall have the right to contribute the same proportion of 100% of the additional aggregate capital contribution to be made by the Members as the number of the Member's Units bears to the total number of Units owned by all Members who exercise the right to contribute, if no new Member is to be admitted. If a new Member is to be admitted in exchange for a capital contribution, then before the new Member is admitted, each Member shall have the right to contribute the same proportion of 100% of the additional aggregate capital contribution to be made by the Members as the number of the Member's Units bears to the total number of Units owned by all Members.

ARTICLE IV

DISTRIBUTIONS

4.01. Distributions. The Company may make distributions, including any distributions made to enable the Members to pay federal and state income taxes attributable to Company items, in the sole discretion of the Manager.

4.02. Distribution in Kind. A Member has no right to demand or receive any distribution from the Company in any form other than cash. A Member may not be compelled to accept a distribution in kind of any asset from the Company to the extent that the percentage of the asset distributed to such Member would exceed the Member's Percentage Interest.

ARTICLE V

ALLOCATIONS

5.01. Capital Accounts. The Company shall maintain a capital account for each Member according to the regulations under Code Section 704. A Member's capital account initially shall be the agreed value of initial capital contributed by such Member as shown on Schedule A. Each Member's capital account shall thereafter be credited with the amount of the Member's additional contributions of property (if any), and the Member's share of Tax Profits excluding Built-in Gains and Built-in Losses and shall be debited with the amount of cash withdrawals and distributions, the agreed value of property distributions and the Member's share of Tax Losses excluding Built-in Gains and Built-in Losses. If Units are Transferred, the portion of the transferor's capital account attributable to the transferred Units shall be added to the transferee's capital account (and subtracted from the transferor's capital account), together with any increase appropriate pursuant to an election under Code Section 754. If there is a redemption or additional capital contribution, the Manager may elect to revalue the Company's property according to the principles of Treasury Regulations Section 1.74-1(b)(2)(iv)(f) and maintain the capital accounts consistent with that revaluation according to the principles of Treasury Regulations Section 1.704-1(b)(2)(iv)(g).

5.02. Allocations of Tax Profits and Tax Losses.

(a) **Built-in Gains and Built-in Losses.** Built-in Gains and Built-in Losses shall be allocated to the contributing Members according to the principles of Code Section 704(c) and the regulations thereunder. If a contributing Member has made a gift of some part or all of the Member's Units, a ratable portion of the Built-in Gains or Built-in Losses otherwise allocable to the contributing Member hereunder shall instead be allocated to the current holder of such Units. Unless otherwise specified at the time of contribution, the portion of the Built-in Gains and Built-in Losses to be allocated to each Unit received in exchange for a capital contribution shall be in the same proportion as the value of that Unit bears to the total value of all Units received in such exchange.

(b) **Allocations Following a Revaluation.** In the event that the Manager elects to revalue the Company's property as provided in paragraph 5.01, subsequent allocations of Tax Profits and Tax Losses shall be made according to the principles of Treasury Regulations Section 1.704-1(b)(4).

(c) **Authority to Vary Allocations.** The Manager has the authority to vary these allocations to the extent necessary to comply with federal income tax laws.

ARTICLE VI

TRANSFERS AND WITHDRAWALS

**6.01.	Transfers of Units to Members or Family Members.** A Unit may be Transferred at any time to (i) another Member, (ii) a Family Member who is not already a Member, or (iii) any other person with the approval of the Managers. The permitted transferee, if not already a Member, shall in conjunction with such Transfer be admitted to the Company as a Member on signing a Joinder Agreement.

**6.02.	Restricted Transfers of Units to Others.** Any Unit may be Transferred to any transferee other than a Member or a Family Member without the approval of Members owning at least 50% of the Units owned by Members only if the transferor first offers to the Company and then to the other Members the right to purchase all such Units proposed to be Transferred (the "Offered Units") at the price and the terms set forth below:

(a) **Third Party Sales.** If the proposed Transfer is a bona fide third party sale for cash, the transferor shall provide written notice (the "Original Notice") to the Manager of the identity of the proposed transferee and the date, price and terms of the proposed Transfer at least 120 days before the date of the proposed Transfer. The Manager may then cause the Company to purchase all, but not less than all, of the Offered Units on the terms and conditions set forth below, or, within 60 days of receiving the Original Notice, the Manager may provide all the Members owning Units written notice of their option to purchase among any one or more of those Members all, but not less than all, of the Offered Units and the terms and conditions of sale. The Company or the Members owning Units may exercise their options to purchase the Offered Units by giving written notice to the transferor within 90 days after the Manager receives the Original Notice. If more than one of the Members owning Units offer to purchase the Offered Units, the Offered Units shall be purchased by each purchasing Member in the same proportion as that Member's number of Units bears to the aggregate number of Units owned by the Members exercising their options to purchase under this subparagraph, or as they otherwise may agree. The purchase of the Offered

Units shall be on the same terms and conditions as the proposed sale, to be completed within 120 days of the Manager's receipt of the Original Notice.

(b) **Other Transfers.** If the proposed Transfer is not a bona fide third party sale for cash, then the transferor (or the Manager on the transferor's behalf) shall provide written notice (Original Notice) to the Manager of the identity of the proposed transferee and the date and terms of the proposed Transfer at least 120 days before the date of the proposed Transfer. Within 45 days after the receipt of the Original Notice, the Manager shall determine the fair value of the Offered Units as described in subparagraph 6.02(c) and shall give the Members owning Units written notice thereof (the "Value Notice"). The Manager then may cause the Company to elect to purchase all, but not less than all, of the Offered Units on the terms and conditions set forth below, or, within 15 days after the date of the Value Notice, provide all the Members (other than the transferor) written notice of their option to purchase among any one or more of the Members owning Units all, but not less than all, of the Offered Units at the Units' fair value. The Company or the Members owning Units may exercise their options to purchase the Offered Units by giving written notice to the transferor within 45 days after the date of the Value Notice. If more than one of the Members owning Units offer to purchase the Offered Units, the Offered Units shall be purchased by each purchasing Member in the same proportion as that Member's number of Units bears to the aggregate number of Units owned by the Members exercising their options to purchase under this subparagraph, or as they otherwise may agree. The purchase price shall be the fair value of the Units determined as provided in subparagraph 6.02(c) to be paid within 120 days of the Original Notice.

(c) **Fair Value.** The fair value of a Unit for purposes of this Article 6 shall be the amount agreed upon between the holder and purchaser or, in the absence of agreement, the amount determined by an independent appraiser selected by the Manager, paid for by the Company, who is reasonably acceptable to the holder, to be the value of the ongoing distributions with respect to the Unit to which an assignee of the Unit would be entitled.

(d) **Installment Payments.** Notwithstanding the above, that portion of the purchase price payable under subparagraph 6.02(a) or 6.02(b) by any purchaser may be paid by a note from the purchaser in an amount equal to that portion payable in fifteen or less (as determined by the purchaser) equal annual installments commencing on the date of closing evidenced by such note bearing interest at the minimum rate necessary to avoid the imputation of income or gift for federal tax purposes. Each such note shall contain full rights of prepayment without penalty or premium, and such other terms and conditions as the maker and payee of the note shall determine.

(e) **Completion of Proposed Transfer.** If the options described above are not exercised, the proposed Transfer of the Units may occur on the date and on the same terms and conditions as set forth in the Original Notice. Subsequent Transfers of those Units shall be subject to the provisions of this Article 6.

(f) **Rights of Transferees.** If the proposed transfer of Units is a bona fide third party sale for cash, the transferee shall become a Member on signing a Joinder Agreement. Any other transferee of Units who is not a Member or a Family Member shall become a Member only with the unanimous approval of the Members and on signing the Joinder Agreement. A Member who ceases to be a Family Member, but whose Units are not purchased under this paragraph 6.03 shall be considered a transferee not admitted as a Member and may not exercise any of the rights of a Member owning Units.

6.03.   Securities Law Transfer Restrictions. All Members acknowledge that the Units have not been registered under the Securities Act of 1933, as amended (the "1933 Act"), in reliance on applicable exemptions.   Therefore, the Members hereby agree that Units shall be nontransferable, except in compliance with the 1933 Act and applicable state securities laws, and any Transfer not in compliance shall be void. As an additional condition precedent to the Transfer of any Units, the Manager may require an opinion of counsel satisfactory to the Manager that such Transfer will be made in compliance with the 1933 Act and applicable state securities laws and such transferor shall be responsible for paying any attorneys' fees incurred in connection with the opinion.

6.04.   Unauthorized Transfers. The transferor shall be deemed to have provided the Original Notice as described in subparagraph 6.02(b) on the date on which the Manager receives notice of any unauthorized Transfer.

6.05.   Rights of Assignees. A transferee of Units who is not admitted as a Member shall have only the rights of an assignee. An assignee of Units who is not a Member shall not be entitled to interfere in the management of the Company's affairs, vote, receive any information of Company transactions or inspect the Company books. The assignee shall merely be entitled to receive, in accordance with the terms of the assignment, the distributions and the allocation of Tax Profits and Tax Losses to which the assignor otherwise would be entitled with respect to those Units.

6.06.   Resignation of Member.

(a) A Member may resign completely as to one or more Units at any time by giving written notice to the Members.

(b) A Member who has resigned completely as to one or more Units shall have only the rights of an assignee with respect to such Units as provided in paragraph 6.05 above.

ARTICLE VII

RIGHTS AND OBLIGATIONS OF MEMBERS

7.01.   Liability of Members. Except as otherwise agreed with creditors, no Member or Manager, as such, shall be liable for the satisfaction of Company obligations.

7.02.   Management Responsibility.   Except as otherwise specifically provided, whenever a Manager is acting, all management responsibility is vested in the Manager, and no Member, as such, shall take part in the management of the activities of the Company.

7.03.   Authority to Act. Except as otherwise specifically provided, whenever a Manager is acting, all authority to act on behalf of the Company is vested in the Manager, and no Member, as such, shall have the power to act on behalf of or bind the Company.

7.04.   Members' Meeting. A meeting of the Members may be held at any time by written notice to the Members by a Manager (or within 10 days after receipt of a written request of Members owning more than 10% of the Units owned by Members) at a reasonably convenient date, time and place determined by the Manager. The purpose of the meeting shall be for the Manager to inform the Members of the results of operations, the status of Company investments and the Manager's plans for the future operation of the Company.

7.05.   Fiduciaries as Members.

(a) **Generally.** A Member may own one or more Units in a fiduciary capacity, such as a trustee under a trust instrument, as executor or as a personal representative of an estate or as custodian. Except as provided in subparagraph 7.05(b) below, such fiduciary shall have no interest or obligation individually with respect to any such Units, but shall be considered as acting solely in such fiduciary capacity. If a Member acting in a fiduciary capacity ceases to act as such, the successor fiduciary shall be a Member in the same fiduciary capacity with the same rights and obligations as the predecessor fiduciary. A person may be a Member in an individual capacity and a Member in one or more fiduciary capacities.

(b) **Revocable Declarations of Trust.** An individual Member who holds his or her Units as trustee under a Revocable Declaration of Trust who has not been admitted as a Member in his or her capacity as trustee shall be considered to have the same duties and responsibilities to the Company that such individual would have if he or she held the Units individually. The trustee shall be admitted as a Member in his, her or its capacity as trustee only with the unanimous approval of the Members and on signing a Joinder Agreement.

7.06.   Exculpation. No Manager shall be liable to any of the Members for Good Faith Errors (meaning mistakes of judgment or losses due to such mistakes or to the negligence or bad faith of any employee, broker, adviser or other agent or representative of the Company, provided that such agent or representative was selected with reasonable care). The Manager may select and consult with legal counsel and shall have no liability for the consequences of any action or omission resulting from good faith reliance on the advice of such counsel. The exculpation provided in this paragraph 7.06 also shall apply to the agents, employees and other legal representatives of any Manager.

7.07.   Indemnification. The Company shall indemnify and hold harmless each Manager from and against any loss or expense incurred by reason of the fact that the Manager is or was a Manager of the Company, as applicable, including without limitation any judgment, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action or proceeding, provided such loss or expense resulted from Good Faith Errors or from action or inaction taken in good faith for a purpose which the Manager reasonably believed to be in, or not opposed to, the best interests of the Company. The indemnification provided in this paragraph 7.07 also shall apply to the agents, employees and other legal representatives of each Manager.

ARTICLE VIII

COMPANY DISSOLUTION AND LIQUIDATION

8.01. Dissolution of Company. The Company shall be dissolved upon the first to occur of the following:

(a) The written agreement of the Members owning at least 50% of the Units owned by the Member; or

(b) When there are no Members, unless within 90 days after the occurrence of the event that terminated continued membership of the last remaining Member (the "Dissolution Event"), the executor, administrator, guardian, conservator or other legal representative or successor of such Member (if such Member was a natural person) or the legal representative or successor of such Member (if such Member was not a natural person) (collectively, the "Personal Representative") agrees in writing to continue the Company and the admission of the Personal Representative or its nominee or designee to the Company as a Member, effective as of the occurrence of the Dissolution Event.

8.02. Dissolution Procedures. On dissolution of the Company, the Manager, or, if none, the Members owning Units or, if none, a liquidator selected by the assignees owning at least 50% of the outstanding Units, shall immediately commence to wind up the Company's affairs. The holders shall continue to share profits and losses during the period of liquidation in accordance with Article 5 hereof.

(b) Following the payment of or provision for all debts and liabilities of the Company and all expenses of liquidation, and subject to the right of the Manager or the Members or the liquidator, as the case may be, to set up such cash reserves as they decide shall be reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, the proceeds of the liquidation and any other funds (or other remaining assets) of the Company shall be distributed, in cash or in kind or partly in each, to the Members as provided in Article 4.

(c) Each Member shall look solely to the assets of the Company for all distribution with respect to the Company and its capital contribution thereto and share of profits or losses thereof, and shall have no recourse therefore (upon dissolution or otherwise) against any other Member.

(d) Upon the completion of the liquidation of the Company and the distribution of all Company funds and other assets, the Company shall terminate and the Manager, or, if none, the Members shall have the authority to file with the California Secretary of State a Certificate of Cancellation upon the completion of the winding up of the Company's affairs.

ARTICLE IX

MISCELLANEOUS

9.01.   Waiver of Partition. Each Member hereby waives any right to seek a court decree of dissolution or partition or to seek the appointment by a court of a liquidator for the Company.

9.02.   Integrated Agreement. This Agreement constitutes the entire agreement among the parties. It supersedes any prior agreements, negotiations or understandings among them, and it may be amended only as provided in Article 10.

9.03.   Binding Agreement. This Agreement shall bind the executors, administrators, estates, heirs and legal successors of the parties hereto.

9.04.   Governing Law. Except as otherwise specifically provided, California law shall govern this Agreement and all questions arising hereunder.

9.05.   Notices. All notices, offers and acceptances and other communications hereunder required to be in writing shall be delivered in person, by telecopy with confirmation or by overnight delivery service with receipt, or shall be deposited in the United States Mail, postage prepaid, by certified or registered mail, return receipt requested to the address shown on Schedule A. A communication shall be deemed received: (i) if by personal delivery, on the date delivered, (ii) if by telecopy, on the date confirmed, (iii) if by overnight delivery service, on the date delivered and (iv) if by mail, five days after mailing.

9.06.   Power of Attorney. Each of the Members does hereby irrevocably appoint the Manager or the Manager's legal representative with full power of substitution, as the Member's attorney with full power and authority for such Member to execute, swear to, acknowledge, deliver and file on record in the appropriate public offices (i) all articles, certificates, and other instruments (including counterparts of this Agreement), and all amendments thereto which the Manager deems appropriate to qualify, or to the continue the qualification of, the Company as a limited liability company in any jurisdiction in which the Company has operations, (ii) all instruments that the Manager deems appropriate to reflect any modification of this Agreement, (iii) all conveyances and other instruments that the Manager deems appropriate to reflect the dissolution and winding up of the Company, and (iv) all forms of consent that may be appropriate to admit a new Member and all other instruments that the Manager deems appropriate relating to the admission of a new Member. The foregoing Power of Attorney is irrevocable and a power coupled with an interest and shall survive the death, dissolution or legal termination of a Member.

9.07.   Counterparts. This Agreement may be executed in multiple counterparts.

ARTICLE X

AMENDMENTS

This Agreement shall not be amended to change any Unit holder's share of liabilities or distributions without the consent of such holder. Subject to the proceeding sentence, this

Agreement may be amended with the consent of the Members owning at least 50% of the Units owned by the Members. The Manager shall amend Schedule A of this Agreement to reflect admissions and withdrawals of Members, Transfers of Units, capital contributions (including tax basis and agreed value) and redemption of Units.

ARTICLE XI

DEFINITIONS

The terms set forth below shall have the following meanings in this Agreement

"Built-in Gains" means allocations pursuant to Code Section 704(c) taken into account in determining Tax Profits or Tax Losses, to the extent such allocations are attributable to the excess of the agreed value over the tax basis, both as shown on Schedule A, of property contributed to the Company.

"Built-in Losses" means allocations pursuant to Code Section 704(c) taken into account in determining Tax Profits or Tax Losses, to the extent such allocations are attributable to the excess of the agreed value over the tax basis, both as shown on Schedule A, of property contributed to the Company.

"Capital Contribution" means any cash, cash equivalents or the fair value of other property that a Unit holder contributes to the Company.

"Code" means the United States Internal Revenue Code of 1986, as from time to time amended. A reference to a Section of the Code shall refer to the corresponding provision of any successor statute.

"Family Member" means (i) an ascendant of a Member; (ii) a descendant of a Member; (iii) any brother, sister, aunt, uncle, nephew, niece, first cousin or spouse of a Member; (iv) any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals named or described in (i), (ii) or (iii) above; and (v) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or entities named or described in (i), (ii), (iii) or (iv) above. The determination of whether an individual or entity is a Family Member shall be made by the Manager and, if made in good faith, shall bind all persons.

"Independent Manager" means any person or organization acting as Manager who is not related or subordinate party as to Albert Young or Tim Juang, as those terms are defined in Section 672(c) of the Code.

"Joinder Agreement" means an agreement substantially in the form of the attached Schedule B.

"Revocable Declaration of Trust" means a trust of which a Unit holder is sole trustee and has the power to revoke.

"Tax Profits" and *"Tax Losses"* for any taxable year means the net income or loss of the Company as reported for federal income tax purposes as to such taxable year, calculated by (i) including all amounts allocated to all Unit holders under Sections 702(a)(1) through 702(a)(8) of the Code, (ii) increased by tax-exempt income and (iii) decreased by expenditures described in Section 705(a)(2)(B) of the Code.

"Percentage Interest" means with respect to any Unit holder, as of any particular time, a fraction, the numerator of which is the number of Units owned by such Unit holder, and the denominator of which is the number of Units owned by all Unit holders. For purposes of this Agreement, the Percentage Interest shall be carried out to three decimal places.

"Transfer" means (i) any disposition, directly or indirectly, by operation of law or otherwise, voluntarily or involuntarily, by intestacy, will, trust or estate distribution, or inter vivos action, including any sale, gift, pledge, encumbrance or other creation of a security interest, attachment, the creation of any interest in the Company or distribution from the Company for the benefit of creditors; (ii) any event that results in a holder of one or more Units ceasing to be a Family Member, including a change in family relationship due to adoption, a change in beneficiaries (in the case of a fiduciary arrangement) and a change in ownership or control (in the case of a business organization); and (iii) a Unit holder ceasing to be trustee of the Unit holder's Revocable Declaration of Trust, unless the trustee of such trust has been admitted as a Member in his or her capacity as trustee. *Transfer* shall not include (i) the creation or acquisition of a community or marital property interest in a Unit by a spouse of a Unit holder as long as the spouse is not a registered owner and exercises no management, dominion or control over such Unit; (ii) a transfer to a trustee of a Revocable Declaration of Trust (without the admission of such trustee as a Member); (iii) a transfer to (but not from) the executor, administrator, or other legal representative of the estate of a deceased Unit holder; or (iv) a transfer to the guardian or conservator for a legally adjudicated incompetent Unit holder.

"Unit" means an ownership interest in the Company representing a fractional part of the ownership interests in the Company of all Unit holders.

IN WITNESS WHEREOF, the Members have executed this Agreement as of the date first set forth above.

Albert Young

DocuSigned by:
Albert Young 12/6/2023
FAA1DC592D1E47B...

Tim Juang

DocuSigned by:
Tim Juang 12/6/2023
1854A3AC101E4DE...